FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of December 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Finalizes Terms of First and Second Series of Subordinated Bonds with Conditional Write-off Clause

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 9, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Nomura Finalizes Terms of First and Second Series of Subordinated Bonds with Conditional Write-off Clause

Tokyo, December 9, 2011-Nomura Holdings, Inc. (the “Company”) today finalized the terms of issuance of its First and Second Series of Unsecured Subordinated Bonds with Conditional Write-off Clause announced on November 22. Nomura will raise a total of 170 billion yen from the subordinated bonds.

Issuance of Nomura Holdings, Inc. First Series of Unsecured Subordinated Bonds with Conditional Write-off Clause

1. Amount of Issue	154.3 billion yen

2. Denomination of each Bond	1 million yen

3. Issue Price	100 yen per face value of 100 yen

4. Interest Rate	(1) From December 27, 2011 to December 26, 2016:

2.24% per annum

(2) From December 27, 2016:

5-Year Yen Swap Offered Rate plus 1.70% rounded up to two decimal places

5. Subscription Period	From December 12, 2011 to December 22, 2011

6. Issue Date	December 26, 2011

7. Interest Payment Date	June 26 and December 26 of each year

8. Maturity Date	December 24, 2021

9. Early Redemption	The Company may redeem all, but not a part of, the Bonds for 100 yen per face value of 100 yen, subject to the approval of the Financial Services Agency of Japan: (i) on December 26, 2016, or (ii) where a Capital Disqualification Event has occurred and is continuing.

“Capital Disqualification Event” means an event that the Company determines, as a result of consultations with the Financial Services Agency of Japan or other regulatory authorities (“Regulatory Authorities”), that there is more than an insubstantial risk that the Bonds will cease to qualify as the Company’s Tier 2 capital under applicable capital adequacy requirements to be prescribed by the Regulatory Authorities in accordance with Basel III regulations (excluding events based on the Company’s Tier 2 capital inclusion limit being exceeded).

The purpose of this press release is to make a general public announcement concerning the public offering of the First and Second Series of Unsecured Subordinated Bonds with Conditional Write-off Clause outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

10. Redemption Price	100 yen per face value of 100 yen

11. Security or Guarantee	The Bonds shall not be secured by any pledge, mortgage or other charge on any assets or revenues of the Company or others, and are not guaranteed.

12. Subordination	(1) The Bonds shall constitute subordinated obligations of the Company. Upon the occurrence of the following subordination events, any principal or interest in respect of the Bonds shall be payable only after payment of all senior indebtness of the Company:

(i) the Company becomes subject to bankruptcy proceedings in Japan;

(ii) the Company becomes subject to corporate reorganization proceedings in Japan;

(iii) the Company becomes subject to civil rehabilitation proceedings in Japan; or

(iv) the Company becomes subject to (i) to (iii) above or other equivalent proceedings pursuant to any applicable law of any jurisdiction other than Japan.

(2) The Bonds shall have no acceleration clause.

13. Point of Non-Viability	The Bonds are intended to constitute the Company’s Tier 2 capital under the applicable capital adequacy requirements to be prescribed by the Regulatory Authorities in accordance with Basel III regulations (new capital regulations on financial institutions) issued by the Basel Committee on Banking Supervision. The Bonds shall be written off at the point of non-viability in accordance with the Basel III regulations to be phased in. Specifically, if either of the following trigger events occurs, the Company shall be discharged from any obligations to pay principal and interest on the Bonds accruing from and including the date immediately following the date that the trigger event occurs and no payments of the principal and interest on the Bonds shall be made thereafter.

(i) The Regulatory Authorities determine that, without a write-off of the Bonds and any other of the Company’s debts constituting the Company’s Tier 2 capital (but limited to debts with a special provision equivalent to the conditional write-off clause on the Bonds), the Company would become non-viable; or

(ii) the Regulatory Authorities determine that, without a capital injection or equivalent support by a public institution or other similar organizations, the Company would become non-viable.

The purpose of this press release is to make a general public announcement concerning the public offering of the First and Second Series of Unsecured Subordinated Bonds with Conditional Write-off Clause outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

14. Underwriter	Nomura Securities Co., Ltd.

15. Place for Application	Head office and branch offices of the Underwriter

16. Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

17. Bond Administrator	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

(Representative)

Mitsubishi UFJ Trust and Banking Corporation

18. Issuing and Paying Agent	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

19. Rating	The Bonds have been given a rating of “A” from Rating and Investment Information, Inc. and “A+” from Japan Credit Rating Agency, Ltd.

20. Use of Proceeds	Proceeds are expected to be applied to redemption of the Company’s bonds

The purpose of this press release is to make a general public announcement concerning the public offering of the First and Second Series of Unsecured Subordinated Bonds with Conditional Write-off Clause outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

Issuance of Nomura Holdings, Inc. Second Series of Unsecured Subordinated Bonds with Conditional Write-off Clause

1. Amount of Issue	15.7 billion yen

2. Denomination of each Bond	100 million yen

3. Issue Price	100 yen per face value of 100 yen

4. Interest Rate	(1) From December 27, 2011 to December 26, 2016:

2.24% per annum

(2) From December 27, 2016:

5-Year Yen Swap Offered Rate plus 1.70% rounded up to two decimal places

5. Subscription Period	From December 9, 2011 to December 12, 2011

6. Issue Date	December 26, 2011

7. Interest Payment Date	June 26 and December 26 of each year

8. Maturity Date	December 24, 2021

9. Early Redemption	The Company may redeem all, but not a part of, the Bonds for 100 yen per face value of 100 yen, subject to the approval of the Financial Services Agency of Japan: (i) on December 26, 2016, or (ii) where a Capital Disqualification Event has occurred and is continuing.

“Capital Disqualification Event” means an event that the Company determines, as a result of consultations with the Regulatory Authorities, that there is more than an insubstantial risk that the Bonds will cease to qualify as the Company’s Tier 2 capital under applicable capital adequacy requirements to be prescribed by the Regulatory Authorities in accordance with Basel III regulations (excluding events based on the Company’s Tier 2 capital inclusion limit being exceeded).

10. Redemption Price	100 yen per face value of 100 yen

11. Security or Guarantee	The Bonds shall not be secured by any pledge, mortgage or other charge on any assets or revenues of the Company or others, and are not guaranteed.

12. Subordination	(1) The Bonds shall constitute subordinated obligations of the Company. Upon the occurrence of the following subordination events, any principal or interest in respect of the Bonds shall be payable only after payment of all senior indebtness of the Company:

(i) the Company becomes subject to bankruptcy proceedings in Japan;

(ii) the Company becomes subject to corporate reorganization proceedings in Japan;

(iii) the Company becomes subject to civil rehabilitation proceedings in Japan; or

(iv) the Company becomes subject to (i) to (iii) above or other equivalent proceedings pursuant to any applicable law of any jurisdiction other than Japan.

(2) The Bonds shall have no acceleration clause.

The purpose of this press release is to make a general public announcement concerning the public offering of the First and Second Series of Unsecured Subordinated Bonds with Conditional Write-off Clause outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

13. Point of Non-Viability	The Bonds are intended to constitute the Company’s Tier 2 capital under the applicable capital adequacy requirements to be prescribed by the Regulatory Authorities in accordance with Basel III regulations (new capital regulations on financial institutions) issued by the Basel Committee on Banking Supervision. The Bonds shall be written off at the point of non-viability in accordance with the Basel III regulations to be phased in. Specifically, if either of the following trigger events occurs, the Company shall be discharged from any obligations to pay principal and interest on the Bonds accruing from and including the date immediately following the date that the trigger event occurs and no payments of the principal and interest on the Bonds shall be made thereafter.

(i) The Regulatory Authorities determine that, without a write-off of the Bonds and any other of the Company’s debts constituting the Company’s Tier 2 capital (but limited to debts with a special provision equivalent to the conditional write-off clause on the Bonds), the Company would become non-viable; or

(ii) the Regulatory Authorities determine that, without a capital injection or equivalent support by a public institution or other similar organizations, the Company would become non-viable.

The purpose of this press release is to make a general public announcement concerning the public offering of the First and Second Series of Unsecured Subordinated Bonds with Conditional Write-off Clause outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

14. Underwriter	Nomura Securities Co., Ltd.

15. Place for Application	Head office and branch offices of the Underwriter

16. Book-entry Transfer Institution	Japan Securities Depository Center, Inc.

17. Fiscal Agent	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

18. Issuing and Paying Agent	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

19. Rating	The Bonds have been given a rating of “A” from Rating and Investment Information, Inc. and “A+” from Japan Credit Rating Agency, Ltd.

20. Use of Proceeds	Proceeds are expected to be applied to redemption of the Company’s bonds ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs over 27,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through three business divisions: retail, asset management, and wholesale (global markets and investment banking). For further information about Nomura, please visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the public offering of the First and Second Series of Unsecured Subordinated Bonds with Conditional Write-off Clause outside the United States. It has not been prepared for the purpose of an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.